UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: July, 2024
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 160 4681913
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of the acquisition of 30% equity interest in Holisto Ltd

Earlier today, we acquired a 30% equity interest in Holisto Ltd for USD 10 million (the "Initial Investment"), with an option to purchase the remaining 70% equity interest within the next 15 months (the "Call Option"). Holisto Ltd is an artificial intelligence driven travel technology platform that serves as a hotel rate aggregator and white-label booking engine provider.

The Initial Investment closed today. The purchase price for the remaining 70% of the shares in Holisto Ltd would be determined if the Call Option is exercised based on a formula, with the maximum exercise price for the Call Option set at USD 60 million. If it were to exercise the Call Option, trivago N.V. may elect to settle the purchase price partially in cash and partially in trivago N.V. shares (with shares to represent no more than 50% of the purchase price).

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

trivago N.V.

Date: July 30, 2024	By:	/s/ Robin Harries
Robin Harries
(Chief Financial Officer)